

Mail Stop 4628

June 13, 2018

Zhenyong Liu
Chief Executive Officer and Chairman
Orient Paper, Inc.
Science Park, Juli Road
Xushui District, Baoding City
Hebei Province, The People's Republic of China 072550

Re: Orient Paper, Inc.
Registration Statement on Form S-3
Filed February 22, 2018
File No. 333-223160

Dear Mr. Liu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

John Reynolds
Assistant Director
Office of Natural Resources